

May 12, 2010

Ms. Hong Tan
Chief Financial Officer
Golden Elephant Glass Technology, Inc.
123 Chuangye Road
Haizhou District, Fuxin City
Liaoning, PRC, 123000

RE: **Form 8-K Item 4.01 filed April 28, 2010**
      Form 8-K/A Item 4.01 filed May 7, 2010
      File #0-21071

Dear Ms. Tan:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. We note your disclosure that there was a disagreement with the former accountant regarding an audit scope limitation related to the completion of the 2009 audit. Please enhance your disclosure to clarify the nature of the disagreement, including the company's position and the former accountant's position at the time of the disagreement. In addition, please disclose whether any audit or similar committee of the board of directors, or the board of directors, discussed the subject matter of the disagreement with the former accountant and also disclose whether the registrant has authorized the former accountant to respond fully to the inquiries of the successor accountant concerning the subject matter of the disagreement. Refer to Item 304(a)(1)(iv) of Regulation S-K.

2. To the extent that you make changes to the Form 8-K/A to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K/A.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please file your supplemental response via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3866.

Sincerely,

Jeffrey Gordon
Staff Accountant